Exhibit 99.1

Lufax Reports Second Quarter 2021 Unaudited Financial Results

SHANGHAI, China, August 9, 2021 — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU), a leading technology-empowered personal financial services platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial Highlights

•	Total income increased by 17.3% to RMB14,828 million (US$2,297 million) in the second quarter of 2021 from RMB12,637 million in the same period of 2020.

•	Net profit increased by 53.2% to RMB4,729 million (US$732 million) in the second quarter of 2021 from RMB3,086 million in the same period of 2020.

(In millions except percentages, unaudited)	Three Months Ended June 30,
	2020	2021		YoY
	RMB	RMB	USD
Total income	12,637	14,828	2,297	17.3%
Income excluding investment income	12,417	14,792	2,291	19.1%
Total expenses	(8,291)	(8,477)	(1,313)	2.2%
Total expenses excluding credit impairment losses, financial costs and other losses	(7,229)	(7,107)	(1,101)	(1.7%)
Credit impairment losses	(597)	(1,394)	(216)	133.5%
Financial costs and other losses, net	(466)	25	4	(105.4%)
Net profit	3,086	4,729	732	53.2%
Net margin	24.4%	31.9%	31.9%	NA

Second Quarter 2021 Operational Highlights

Retail credit facilitation business:

•	Outstanding balance of loans facilitated increased by 16.8% to RMB606.8 billion (US$94.0 billion) as of June 30, 2021, from RMB519.4 billion as of June 30, 2020.

•	Cumulative number of borrowers increased by 15.7% to approximately 15.5 million as of June 30, 2021, from approximately 13.4 million as of June 30, 2020.

•	During the second quarter of 2021, excluding the consumer finance subsidiary, 77.6% of new loans facilitated were disbursed to small business owners, up from 72.6% in the same period of 2020.

•

As of June 30, 2021, excluding the consumer finance subsidiary, outstanding balance of loans facilitated with guarantees from credit enhancement partners accounted for 84.3% of the total outstanding balance of loans facilitated, a decrease from 94.3% as of June 30, 2020.

•	During the second quarter of 2021, excluding the consumer finance subsidiary, the Company bore risk on 16.0% of its new loans facilitated, up from 4.4% in the same period of 2020.

•	For the second quarter, the Company’s retail credit facilitation revenue take rate[1] based on loan balance was 9.7%, as compared to 9.5% for the second quarter of 2020.

•

Despite the reduction in APRs starting from September 2020, the Company has maintained its solid business growth. New loans facilitated increased by 11.1% to RMB152.7 billion (US$23.7 billion) in the second quarter of 2021 from RMB137.4 billion in the same period of 2020. High-quality borrowers[2] contributed 63.7% of the new general unsecured loans facilitated in the second quarter of 2021, as compared to 59.4% in the same period of 2020.

•

C-M3 flow rate[3] for the total loans the Company had facilitated was 0.4% in the second quarter of 2021, identical to the rate in the first quarter of 2021. Flow rate for the general unsecured loans the Company had facilitated was 0.5% in the second quarter of 2021, and flow rate for the secured loans the Company had facilitated was 0.1% in the second quarter of 2021, both of which were unchanged from the first quarter of 2021.

•

Days past due (“DPD”) 30+ delinquency rate[4] for the total loans the Company had facilitated improved to 1.9% as of June 30, 2021, from 2.0% as of March 31, 2021. DPD 30+ delinquency rate for general unsecured loans was 2.3% as of June 30, 2021, identical to the rate as of March 31, 2021. DPD 30+ delinquency rate for secured loans improved to 0.5% as of June 30, 2021, from 0.6% as of March 31, 2021.

•

DPD 90+ delinquency rate[5] for the total loans facilitated was 1.1% as of June 30, 2021. DPD 90+ delinquency rate for general unsecured loans increased to 1.3% as of June 30, 2021, from 1.2% as of March 31, 2021. DPD 90+ delinquency rate for secured loans was 0.3% as of June 30, 2021, identical to the rate as of March 31, 2021.

Wealth management business:

•	Total number of registered users grew to 47.1 million as of June 30, 2021, from 44.7 million as of June 30, 2020.

•	Total number of active investors grew to 14.8 million as of June 30, 2021, from 12.8 million as of June 30, 2020.

•	Total client assets grew by 12.4% to RMB421.1 billion (US$65.2 billion) as of June 30, 2021, from RMB374.7 billion as of June 30, 2020.

[1]

The take rate of retail credit facilitation business is calculated by dividing the aggregated amount of retail credit facilitation service fee, net interest income, guarantee income and the penalty fees and account management fees by the average outstanding balance of loans facilitated for each period.

[2]

High-quality borrowers refer to G1-G3 borrowers. The Company groups its qualified borrowers into eight risk levels, with G1 representing the lowest risk and G8 representing the highest risk among qualified borrowers. A borrower’s risk level is determined based on two primary considerations. The First is credit risk score, modeled using statistical techniques and based on the records of the Credit Reference Center of the People’s Bank of China and the borrower’s prior records such as repayment, delinquency and application histories. The other consideration takes into account the customer’s assets, such as residential property, vehicle and insurance policies. Borrowers with higher credit risk scores and better assets will be assigned a lower risk level.

[3]

Flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products and consumer finance subsidiary are excluded from flow rate estimation.

[4]

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from calculation.

[5]

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from calculation.

•	Client assets in the Company’s current products (excluding legacy products6) increased by 28.8% to RMB421.1 billion (US$65.2 billion) as of June 30, 2021, from RMB326.9 billion as of June 30, 2020.

•	As of June 30, 2021, legacy products accounted for 0.0%[7] of total client assets, down from 12.8% as of June 30, 2020.

•	12-month investor retention rate as of June 30, 2021, slightly increased to 96.0% from 95.0% as of June 30, 2020.

•	Contribution to total client assets from customers with investments of more than RMB300,000 on the Company’s platform increased to 80.2% as of June 30, 2021, from 75.4% as of June 30, 2020.

•

During the second quarter of 2021, the annualized take rate[8] for current products and services on the Company’s wealth management platform was 31.8 bps, down from 32.5 bps during the second quarter of 2020.

Mr. Ji Guangheng, Chairman of Lufax, commented, “Although market sentiment towards Chinese ADRs has fluctuated substantially due to recent changes in macro policies and market conditions, Lufax has greatly improved its operating performance while maintaining strong regulatory compliance and corporate governance. In the first half of 2021, our total income grew by 17.1% and our net profit grew by 33.4%. Since Lufax’s inception, we have always been in close and constant dialogs with the regulatory authorities to fully grasp the latest regulatory trends, intentions, and requirements. By establishing and maintaining constructive relationships with a multitude of regulatory authorities in all relevant aspects, we have been able to synchronize our own operations with policy changes. Based on our own analysis of regulatory intentions and industry competition, we have decided to gradually shift our business focus from volume growth to quality enhancement and uphold three principles: to keep our operations fully compliant with regulations, to provide increasing value to small and micro business owners as well as the middle class, and to empower our business development with technology advancement. While we are cognizant of the challenges ahead, we are also confident in our own ability to deftly navigate through changing market dynamics and lay a unique path to long-term and sustainable success.”

Mr. Gregory Gibb, Co-Chief Executive Officer of Lufax, commented, “On the back of our solid financial performance, abundant cash reserves, and strong net cash flow, we are able to meet any new capital requirements that may come from regulatory changes, reward our shareholders by adding another US$700 million to our existing share buyback program, and continue to allocate more capital towards enhancing our unique business model. What sets Lufax apart from our peers is our unparalleled O2O direct sales force, our distinctive way of deploying business licenses, and our full range of financial services beyond lending. We are confident that our combination of capital strength, differentiated business model, in-depth financial credit experience, and commitment to regulatory compliance will enable us to remain resilient in a rapidly changing operating environment.”

Mr. James Zheng, Chief Financial Officer of Lufax, commented, “Our second quarter 2021 results are characterized by strong business growth, continued operations improvement, and expanded profit margins. Our total income grew by 17.3% year over year to RMB14.8 billion, and our net profit increased by 53.2% year over year to RMB4.7 billion. We maintained our momentum by continuously optimizing our unit economics, growing our loan volume, improving our business mix, executing a more sustainable risk-sharing model, enhancing our asset quality, and substantially completing the run-off of legacy P2P products. While we ramped up our total income excluding investment income by 19.1% year over year, we also managed to reduce our total expenses excluding credit impairment losses, financial costs, and other losses by 1.7% year over year, showcasing our efficiency in most areas. As of June 30, 2021, our total equity had reached RMB91.1 billion, and we had approximately RMB42 billion liquid assets9 maturing in 90 days or less. Looking ahead, we will continue to balance prudent cost controls with healthy business expansion to deliver lasting shareholder value. ”

[6]

Legacy products of the wealth management business refer to a variety of products and related services that the Company has historically offered but no longer offers, primarily due to shifts in strategy and regulatory requirements. Legacy products are primarily comprised of certain types of structured alternative products originated from financial institutions and peer-to-peer platforms.

[7]	As of June 30, 2021, client assets in legacy products were RMB0.4 million, representing overdue balances to be paid out by insurance companies.
[8]

The take rate for the wealth management business is calculated by dividing total wealth management transaction and service fees for current products by average client assets in the Company’s current products.

[9]

The liquid assets consist of Cash at bank, Financial assets at amortized cost, Financial Assets purchased under reverse repurchase agreements and Financial assets at fair value through profit or loss with a maturity of 90 days or less as of June 30, 2021.

Second Quarter 2021 Financial Results

TOTAL INCOME

Total income increased by 17.3% to RMB14,828 million (US$2,297 million) in the second quarter of 2021 from RMB12,637 million in the same period of 2020. The Company’s revenue mix changed with the evolution of its business model as it gradually bore more credit risk and increased funding from consolidated trust plans that provide lower funding costs.

(In millions except percentages, unaudited)	Three Months Ended June 30,
	2020		2021		YoY
	RMB	% of income	RMB	% of income
Technology platform-based income	10,374	82.1%	9,601	64.7%	(7.5%)
Retail credit facilitation service fees	10,084	79.8%	9,194	62.0%	(8.8%)
Wealth management transaction and service fees	291	2.3%	407	2.7%	39.9%
Net interest income	1,624	12.9%	3,227	21.8%	98.7%
Guarantee income	92	0.7%	891	6.0%	868.5%
Other income	351	2.8%	1,071	7.2%	205.1%
Investment income	220	1.7%	37	0.2%	(83.2%)
Share of net profits of investments accounted for using the equity method	(24)	(0.2%)	2	0.0%	108.3%
Total income	12,637	100%	14,828	100%	17.3%

•

Technology platform-based income decreased by 7.5% to RMB9,601 million (US$1,487 million) in the second quarter of 2021 from RMB10,374 million in the same period of 2020 due to the decrease in retail credit facilitation service fees, partially offset by the increase in wealth management transaction and service fees.

•

Retail credit facilitation service fees decreased by 8.8% to RMB9,194 million (US$1,424 million) in the second quarter of 2021 from RMB10,084 million in the same period of 2020, mainly due to a change in revenue mix driven by the evolution of the Company’s risk-sharing business model.

•

Wealth management transaction and service fees increased by 39.9% to RMB407 million (US$63 million) in the second quarter of 2021 from RMB291 million in the same period of 2020. The increase was mainly driven by the year-over-year increase in fees generated from the Company’s current products and services.

•

Net interest income increased by 98.7% to RMB3,227 million (US$500 million) in the second quarter of 2021 from RMB1,624 million in the same period of 2020, mainly as a result of the Company’s increased usage of trust funding channels that are consolidated by the Company. As of June 30, 2021, the Company’s on-balance sheet loans accounted for 27.8% of its total loan balance under management as compared to 15.6% as of June 30, 2020.

•

Guarantee income increased by 868.5% to RMB891 million (US$138 million) in the second quarter of 2021 from RMB92 million in the same period of 2020, primarily due to the increase in the loans for which the Company bears credit risk.

•

Other income increased by 205.1% to RMB1,071 million (US$166 million) in the second quarter of 2021 from RMB351 million in the same period of 2020, mainly due to the increase of account management fees, collections, and other value-added service fees charged to the Company’s credit enhancement partners as part of the retail credit facilitation process.

•	Investment income decreased by 83.2% to RMB37 million (US$6 million) in the second quarter of 2021 from RMB220 million in the same period of 2020, mainly due to fair value losses from investments.

TOTAL EXPENSES

Total expenses increased by 2.2% to RMB8,477 million (US$1,313 million) in the second quarter of 2021 from RMB8,291 million in the same period of 2020. Total expenses excluding credit impairment losses, financial costs and other losses decreased by 1.7% to RMB7,107 million (US$1,101 million) in the second quarter of 2021 from RMB7,229 million in the same period of 2020 due to cost reductions in multiple areas.

•	Sales and marketing expenses decreased by 6.3% to RMB4,316 million (US$668 million) in the second quarter of 2021 from RMB4,606 million in the same period of 2020.

•

Borrower acquisition expenses decreased by 19.5% to RMB2,643 million (US$409 million) in the second quarter of 2021 from RMB3,283 million in the same period of 2020. The decrease was mainly due to 1) increased sales productivity and decreased sales commissions, and 2) the higher base in the second quarter of 2020 due to the accelerated recognition of amortized selling expenses from loans originated in prior years as the result of early repayment by customers.

•

Investor acquisition and retention expenses decreased by 15.5% to RMB169 million (US$26 million) in the second quarter of 2021 from RMB200 million in the same period of 2020 mainly due to the optimization of investor acquisition channel costs.

•

General sales and marketing expenses increased by 33.8% to RMB1,503 million (US$233 million) in the second quarter of 2021 from RMB1,123 million in the same period of 2020, primarily due to the lower base in the second quarter of 2020 as a result of the social security relief during the COVID-19 outbreak.

•

General and administrative expenses increased by 21.1% to RMB798 million (US$124 million) in the second quarter of 2021 from RMB659 million in the same period of 2020. This increase was mainly due to the lower base in the second quarter of 2020 as a result of the social security relief during the COVID-19 outbreak as well as the Company’s headcount expansion in the second quarter of 2021 to support its new business development efforts, which included the development of the Company’s consumer finance business.

•

Operation and servicing expenses decreased by 3.3% to RMB1,476 million (US$229 million) in the second quarter of 2021 from RMB1,527 million in the same period of 2020, primarily due to decreased in post-origination management expenses, driven by improvements in the Company’s management and collection efficiency. The decrease was partially offset by the increase in trust plan management expenses, which resulted from the increase in consolidated trust plans.

•

Technology and analytics expenses increased by 18.6% to RMB517 million (US$80 million) in the second quarter of 2021 from RMB436 million in the same period of 2020, mainly due to the Company’s ongoing investments in technology research and development.

•

Credit impairment losses increased by 133.5% to RMB1,394 million (US$216 million) in the second quarter of 2021 from RMB597 million in the same period of 2020, due to the increase in the proportion of credit risk born by the Company as a result of its continued migration to a risk-sharing model while the credit quality indicators continued to stabilize and in some cases improve substantially from one year previously.

•

Finance costs decreased by 37.4% to RMB276 million (US$43 million) in the second quarter of 2021 from RMB441 million in the same period of 2020, mainly due to the decrease in the balance of convertible bonds and the increase in interest income resulting from the increase in deposits.

•

Other gains increased to RMB301 million (US$47 million) in the second quarter of 2021 from a loss of RMB25 million in the same period of 2020, mainly due to the foreign exchange gain in the second quarter of 2021.

NET PROFIT

Net profit increased by 53.2% to RMB4,729 million (US$732 million) in the second quarter of 2021 from RMB3,086 million in the same period of 2020, driven by the aforementioned factors as well as a reduction in the effective tax rate to 26% in the second quarter of 2021 from 29% in the same period of 2020.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share (“ADS”) were RMB2.00 (US$0.31) and RMB1.86 (US$0.29), respectively, in the second quarter of 2021.

BALANCE SHEET

The Company had RMB29,022 million (US$4,495 million) in cash at bank as of June 30, 2021, as compared to RMB24,159 million as of December 31, 2020.

Recent Developments

US$300M Share Repurchase Program and US$5M Senior Management Share Purchase Plan

On May 24, 2021, the Company’s board of directors authorized a share repurchase program (the “US$300M Share Repurchase Program”), under which the Company would repurchase up to an aggregate of US$300 million worth of its ADSs over the following six months. On the same date, the Company’s board of directors approved a senior management share purchase plan (the “US$5M Senior Management Share Purchase Plan”), under which certain members of the Company’s senior management would purchase up to an aggregate of US$5 million worth of the Company’s ADSs over the following six months, pursuant and subject to applicable laws and the Company’s securities trading policy.

As of June 30, 2021, the Company had repurchased approximately 23 million ADSs for approximately US$281 million under the US$300M Share Repurchase Program and the senior management of the Company had purchased approximately 0.4 million ADSs for approximately US$5 million under the US$5M Senior Management Share Purchase Plan.

US$700M Share Repurchase Program

The Company today announced that its board of directors has authorized a new share repurchase program (the “US$700M Share Repurchase Program”) under which the Company may repurchase up to an aggregate of US$700 million of its ADSs during the 12-month period beginning at the close of business on the second trading day after the date of this press release. The Company’s proposed repurchases under the US$700M Share Repurchase Program may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

Business Outlook

For the second half of 2021, the Company expects its new loans facilitated to grow by 16% to 21% year over year to the range of RMB324 billion to RMB340 billion, and client assets to grow by 5% to 8% year over year to the range of RMB450 billion to RMB460 billion. At the same time, as the Company strives to maintain its growth momentum and improve its operating efficiency, it expects its total income to grow by 18% to 19% year over year to the range of RMB31.0 billion to RMB31.3 billion, and net profit to grow by 32% to 36% year over year to the range of RMB6.6 billion to RMB6.8 billion.

For the full year of 2021, the Company expects its new loans facilitated to grow by 15% to 18% year over year to the range of RMB649 billion to RMB665 billion, client assets to grow by 5% to 8% year over year to the range of RMB450 billion to RMB460 billion, total income to grow by 17% to 18% year over year to the range of RMB61.1 billion to RMB61.4 billion, and net profit to grow by 33% to 34% year over year to the range of RMB16.3 billion to RMB16.5 billion.

These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management will hold an earnings conference call at 9:00 P.M. U.S. Eastern Time on Monday, August 9, 2021 (9:00 A.M. Beijing Time on Tuesday, August 10, 2021) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link: https://dpregister.com/sreg/10159278/ec0129df24

A replay of the conference call will be accessible through August 16, 2021 (dial-in numbers: +1 (877) 344-7529 or +1 (412) 317-0088; replay access code: 10159278). A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.lufaxholding.com.

About Lufax

Lufax Holding Ltd is a leading technology-empowered personal financial services platform in China. Lufax Holding Ltd primarily utilizes its customer-centric product offerings and offline-to-online channels to provide retail credit facilitation services to small business owners and salaried workers in China as well as tailor-made wealth management solutions to China’s rapidly growing middle class. The Company has implemented a unique, capital-light, hub-and-spoke business model combining purpose-built technology applications, extensive data, and financial services expertise to effectively facilitate the right products to the right customers.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the rate in effect as of June 30, 2021, as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit facility and wealth management markets; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor Relations@lu.com

ICR Inc.

Robin Yang

Tel: +1 (212) 537-0429

Email: lufax.ir@icrinc.com

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Technology platform-based income	10,374,149	9,601,195	1,487,036	21,453,124	19,891,314	3,080,772
Retail credit facilitation service fees	10,083,638	9,193,711	1,423,925	20,753,875	18,858,856	2,920,865
Wealth management transaction and service fees	290,511	407,484	63,111	699,249	1,032,458	159,907
Net interest income	1,623,605	3,226,887	499,781	2,998,206	6,137,811	950,626
Guarantee income	91,604	890,589	137,935	170,466	1,441,964	223,332
Other income	351,176	1,070,812	165,848	655,608	2,109,368	326,700
Investment income	220,359	36,756	5,693	446,771	526,462	81,539
Share of net profits of investments accounted for using the equity method	(23,601)	2,037	315	(40,647)	(27,846)	(4,313)

Total income	12,637,292	14,828,276	2,296,608	25,683,528	30,079,073	4,658,656

Sales and marketing expenses	(4,606,357)	(4,315,895)	(668,447)	(8,620,294)	(8,549,164)	(1,324,097)
General and administrative expenses	(659,359)	(797,573)	(123,528)	(1,347,713)	(1,651,278)	(255,750)
Operation and servicing expenses	(1,526,911)	(1,476,499)	(228,681)	(2,818,606)	(2,997,686)	(464,282)
Technology and analytics expenses	(435,909)	(516,828)	(80,046)	(848,677)	(963,421)	(149,215)
Credit impairment losses	(596,659)	(1,393,534)	(215,831)	(1,098,804)	(2,446,784)	(378,959)
Asset impairment losses	—	(2,049)	(317)	—	(2,049)	(317)
Finance costs	(441,156)	(275,974)	(42,743)	(887,347)	(560,066)	(86,743)
Other gains/(losses) - net	(25,029)	301,417	46,684	45,679	163,451	25,314

Total expenses	(8,291,380)	(8,476,935)	(1,312,909)	(15,575,762)	(17,006,997)	(2,634,049)

Profit before income tax expenses	4,345,912	6,351,341	983,697	10,107,766	13,072,076	2,024,607
Income tax expenses	(1,259,713)	(1,622,650)	(251,316)	(2,836,207)	(3,374,756)	(522,684)

Net profit for the period	3,086,199	4,728,691	732,381	7,271,559	9,697,320	1,501,923

Net profit/(loss) attributable to:
Owners of the Group	3,094,158	4,773,635	739,342	7,283,502	9,768,993	1,513,024
Non-controlling interests	(7,959)	(44,944)	(6,961)	(11,943)	(71,673)	(11,101)

Net profit for the period	3,086,199	4,728,691	732,381	7,271,559	9,697,320	1,501,923

Earnings per share
-Basic earnings per share	2.85	4.00	0.62	6.70	8.17	1.27

-Diluted earnings per share	2.85	3.72	0.58	6.70	7.59	1.18

-Basic earnings per ADS		2.00	0.31		4.09	0.63

-Diluted earnings per ADS		1.86	0.29		3.80	0.59

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of June 30,
	2020	2021
	RMB	RMB	USD
Assets
Cash at bank	24,158,568	29,021,785	4,494,902
Restricted cash	23,029,588	24,803,133	3,841,516
Financial assets at fair value through profit or loss	34,423,897	31,801,649	4,925,448
Financial assets at amortized cost	6,563,969	10,216,273	1,582,299
Financial assets purchased under reverse repurchase agreements	700,007	4,264,925	660,553
Accounts and other receivables and contract assets	23,325,978	22,552,057	3,492,869
Loans to customers	119,825,814	170,097,360	26,344,726
Deferred tax assets	3,358,664	2,784,029	431,191
Property and equipment	424,043	380,868	58,989
Investments accounted for using the equity method	489,931	462,794	71,678
Intangible assets	1,882,462	1,871,801	289,905
Right-of-use assets	973,547	827,183	128,114
Goodwill	9,046,830	9,046,830	1,401,176
Other assets	686,949	813,070	125,930

Total assets	248,890,247	308,943,757	47,849,296

Liabilities
Payable to platform users	9,114,906	4,580,090	709,366
Borrowings	10,315,445	19,135,343	2,963,687
Current income tax liabilities	2,610,610	2,167,871	335,760
Accounts and other payables and contract liabilities	5,483,757	5,206,266	806,348
Payable to investors of consolidated structured entities	110,367,718	159,170,700	24,652,402
Financial guarantee liabilities	748,674	1,449,566	224,509
Deferred tax liabilities	5,733,733	4,689,672	726,338
Lease liabilities	979,419	824,881	127,758
Convertible promissory note payable	10,117,188	10,401,192	1,610,940
Optionally convertible promissory notes	7,530,542	7,701,487	1,192,808
Other liabilities	2,736,934	2,542,952	393,853

Total liabilities	165,738,926	217,870,020	33,743,769

Equity
Share capital	77	77	12
Share premium	33,213,426	33,213,426	5,144,105
Treasury shares	(2)	(1,814,486)	(281,028)
Other reserves	7,418,710	7,456,750	1,154,904
Retained earnings	40,927,597	50,696,590	7,851,902

Total equity attributable to owners of the Company	81,559,808	89,552,357	13,869,895

Non-controlling interests	1,591,513	1,521,380	235,632

Total equity	83,151,321	91,073,737	14,105,527

Total liabilities and equity	248,890,247	308,943,757	47,849,296

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from operating activities	1,551,580	2,119,461	328,263	4,476,469	3,903,849	604,629
Net cash generated from/(used in) investing activities	1,184,650	(1,358,421)	(210,393)	(369,071)	(5,198,665)	(805,171)
Net cash generated from financing activities	4,068,231	363,769	56,341	3,743,843	2,286,217	354,090
Effects of exchange rate changes on cash and cash equivalents	47	(85,377)	(13,223)	(9,169)	(61,670)	(9,551)

Net increase in cash and cash equivalents	6,804,508	1,039,432	160,988	7,842,072	929,731	143,997
Cash and cash equivalents at the beginning of the period	8,349,625	23,675,950	3,666,938	7,312,061	23,785,651	3,683,928

Cash and cash equivalents at the end of the period	15,154,133	24,715,382	3,827,925	15,154,133	24,715,382	3,827,925